United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 29 June 2018

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes Â No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes Â No ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S

•	REGISTRATION STATEMENT ON FORM F-3 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-219945);

•	POST-EFFECTIVE AMENDMENT NO.1 ON FORM S-8 TO THE FORM F-4 REGISTRATION STATEMENT OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-208556); AND

•	REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-211764),
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON

AUGUST 9, 2018, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE.

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INTERIM RESULTS FOR THE SIX MONTHS ENDED 29 JUNE 2018

Note Regarding the Presentation of Alternative Performance Measures
Coca-Cola European Partners plc (the Company) and its subsidiaries (together CCEP or the Group) use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure.
For purposes of this document, the following terms are defined:
‘Comparable’ represents results excluding items impacting comparability during the periods presented. Items impacting comparability include restructuring charges, merger and integration related costs, out of period mark-to-market impact of hedges, litigation provisions and net tax items relating to rate and law changes. Such items are excluded from our comparable results in order to provide a better understanding of business performance and allow for greater comparability. Additionally, for 2017 periods presented, comparable includes final acquisition accounting related adjustments. Comparable volume is also adjusted for selling days.
‘Fx-neutral’ represents the comparable results excluding the impact of foreign exchange rate changes during the periods presented. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘Free cash flow’ is defined as net cash flows from operations, less capital expenditures and interest paid, plus proceeds from capital disposals. Management utilises free cash flow as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary interest payments.
‘Adjusted EBITDA’ is defined as profit after tax plus taxes, net finance costs, non-operating items, depreciation, amortisation and adjusted for items impacting comparability.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

Key Financial Measures Unaudited, fx impact calculated by recasting current year results at prior year rates	Second-Quarter ended 29 June 2018
	€ million			% change
	As Reported	Comparable	Fx-Impact	As Reported	Comparable	Fx-Impact	Comparable Fx-Neutral
Revenue	3,057	3,057	(20)	—%	0.5%	(0.5)%	1.0%
Cost of sales	1,850	1,851	(13)	—%	—%	(0.5)%	0.5%
Operating expenses	789	746	(5)	0.5%	1.0%	(0.5)%	1.5%
Operating profit	418	460	(2)	0.5%	1.0%	(0.5)%	1.5%
Profit after taxes	293	327	(1)	(1.5)%	1.0%	(0.5)%	1.5%
Diluted earnings per share (€)	0.60	0.67	—	(1.5)%	1.5%	—%	1.5%

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Key Financial Measures Unaudited, fx impact calculated by recasting current year results at prior year rates	Six months ended 29 June 2018
	€ million			% change
	As Reported	Comparable	Fx-Impact	As Reported	Comparable	Fx-Impact	Comparable Fx-Neutral
Revenue	5,435	5,435	(44)	—%	—%	(1.0)%	1.0%
Cost of sales	3,341	3,313	(28)	0.5%	(1.0)%	(0.5)%	(0.5)%
Operating expenses	1,489	1,423	(13)	0.5%	1.0%	(1.0)%	2.0%
Operating profit	605	699	(3)	(4.5)%	4.5%	(0.5)%	5.0%
Profit after taxes	417	489	(2)	(6.5)%	5.5%	(0.5)%	6.0%
Diluted earnings per share (€)	0.85	1.00	—	(6.5)%	5.5%	—%	5.5%

Operational Review
First-half 2018 diluted earnings per share were €0.85 on a reported basis, or €1.00 on a comparable basis. Currency translation had a negligible impact on first-half 2018 comparable diluted earnings per share. First-half 2018 reported operating profit totalled €605 million, down 4.5 percent versus prior year. Comparable operating profit was €699 million, up 4.5 percent on a comparable basis, or up 5.0 percent on a comparable and fx-neutral basis.
Second-quarter 2018 diluted earnings per share were €0.60 on a reported basis, or €0.67 on a comparable basis. Currency translation had a negligible impact on second-quarter 2018 comparable diluted earnings per share. Second-quarter reported operating profit totalled €418 million, up 0.5 percent versus prior year. Comparable operating profit was €460 million, up 1.0 percent on a comparable basis, or up 1.5 percent on a comparable and fx-neutral basis.
Key operating profit factors in the first half of 2018 include modest revenue growth on a comparable and fx-neutral basis driven by strong revenue per unit case growth. This was offset by a 3.5 percent decline in volume driven by strategic portfolio and pricing initiatives; customer disruption in France; unfavourable weather in Iberia; as well as the impact of new soft drinks taxes, notably in Great Britain. Operating margins improved as we expanded our gross margin and continued to realise post-merger synergy benefits.
Revenue
First-half 2018 reported revenue totalled €5.4 billion, flat versus prior year, or up 1.0 percent on a comparable and fx-neutral basis. First-half 2018 revenue per unit case grew 5.0 percent on a comparable and fx-neutral basis benefiting approximately 1.5 percent from the impact of incremental soft drinks industry taxes. Volume decreased 3.5 percent on a comparable basis.
Second-quarter 2018 reported revenue totalled €3.1 billion, flat versus prior year. Comparable revenue was up 0.5 percent, or up 1.0 percent on a comparable and fx-neutral basis. Revenue per unit case was up 6.0 percent on a comparable and fx-neutral basis benefiting from favourable underlying price, promotion, and package mix, as well as approximately 2.5 percent from the accounting impact of incremental soft drinks industry taxes. Second-quarter volume decreased 4.5 percent on a comparable basis, reflecting customer disruption in France; unfavourable weather in Iberia; the impact of new soft drinks taxes, notably in Great Britain; and tough comparables.
On a territory basis for the second quarter, Iberia revenues were down 6.0 percent, as unseasonably cold weather in Spain resulted in weak volumes, particularly in June. Revenue in Germany was up 4.5 percent, driven by strong revenue per unit case growth reflecting pricing and promotional plans as well as favourable product mix. Revenue in Great Britain grew 6.5 percent, supported by underlying gains in revenue per unit case reflecting improved promotional effectiveness and favourable package mix, as well as the impact of the new soft drinks industry tax. Revenue in France was down 9.5 percent, with solid growth in revenue per unit case more than offset by a sharp decline in volume primarily due to business disruption from customer negotiations as we focus on price realisation and the reduction of promotional activity. Revenue in the Northern European territories (Belgium, Luxembourg, the Netherlands, Norway, Sweden, and Iceland) was up 6.5 percent driven by both revenue per unit case and volume gains. Revenue growth was mainly led by Norway, Belgium and the Netherlands.
On a brand basis for the second quarter, sparkling brands were down 4.0 percent. Coca-Cola trademark brands decreased 5.5 percent, with over 7.0 percent Coca-Cola Zero Sugar growth, while Coca-Cola Classic volume declined in a high single-digit range due to several factors, notably the impact of new soft drinks industry taxes and customer disruption in France. Sparkling flavours and energy were broadly flat supported by solid performances from Schweppes, Mezzo Mix, and energy brands. Still

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brands declined 9.5 percent underpinned by an 8.0 percent fall in water and a decline of 10.5 percent in juices, isotonics and other. This reflects portfolio decisions in the ready-to-drink tea and water categories, as well as a decline in the sports category mainly due to unfavourable weather in Iberia. Fuze Tea, Vio and Smartwater all saw solid volume growth in the quarter.
Cost of Sales
First-half 2018 reported cost of sales were €3,341 million, up 0.5 percent. Comparable cost of sales were €3,313 million, down 1.0 percent on a comparable basis, or down 0.5 percent on a comparable and fx-neutral basis. First-half 2018 cost of sales per unit case increased 3.5 percent on a comparable and fx-neutral basis, including approximately 2.5 percent from the impact of incremental soft drinks industry taxes.
Second-quarter 2018 reported cost of sales were €1,850 million, flat versus prior year. Comparable cost of sales were €1,851 million, with no change on a comparable basis, or up 0.5 percent on a comparable and fx-neutral basis. Second-quarter cost of sales per unit case increased 5.5 percent on a comparable and fx-neutral basis, including approximately 4.5 percent from the impact of incremental soft drinks industry taxes.
Operating Expenses
First-half 2018 reported operating expenses were €1.5 billion, up 0.5 percent. Comparable operating expenses were €1.4 billion, up 1.0 percent on a comparable basis, or up 2.0 percent on a comparable and fx-neutral basis.
Second-quarter 2018 reported operating expenses were €789 million, up 0.5 percent. Comparable operating expenses were €746 million, up 1.0 percent on a comparable basis, or up 1.5 percent on a comparable and fx-neutral basis. This reflects expense timing and select investments partially offset by synergy benefits and a continued focus on managing expenses.
Restructuring Charges
During the first-half of 2018, we recognised restructuring charges totalling €96 million. These charges relate to restructuring activities under the CCEP Integration and Synergy programme, supply chain site consolidation in Great Britain and other restructuring programmes.

Outlook
For 2018, CCEP affirms prior guidance, including revenue growth in a low single-digit range, with both operating profit and earnings per share growth of between 6 percent and 7 percent. Each of these growth figures is on a comparable and fx-neutral basis when compared to 2017 comparable results. This revenue growth guidance excludes the accounting impact of incremental soft drinks industry taxes. These taxes are expected to add approximately 2 percent to 3 percent to revenue growth and approximately 4 percent to cost of goods growth. At recent rates, currency translation would have a negligible impact on 2018 full-year diluted earnings per share.

Capital expenditures are expected to be in the range of €525 million to €575 million, including approximately €75 million of capital expenditures related to synergies. Weighted average cost of debt is expected to be approximately 2 percent. The comparable effective tax rate for 2018 is expected to be approximately 25 percent.

CCEP remains on track to achieve pre-tax run-rate savings of €315 million to €340 million through synergies by mid-2019.
Further, CCEP expects to have realised at least 80 percent of the target by year-end 2018. Restructuring cash costs to achieve these synergies are expected to be approximately 2 1/4 times expected savings and includes cash costs associated with pre-transaction close accruals.

Dividends
The CCEP Board of Directors declared a regular quarterly dividend of €0.26 per share. The dividend is payable on 6 September 2018 to those shareholders of record on 22 August 2018. The Company is pursuing arrangements to pay the dividend in euros to shares held within Euroclear Netherlands. Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 BST on 9 August 2018. This translated amount will be posted on our website, www.ccep.com, under the Investor/Shareowner Information section.

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Forward-Looking Statements
This document may contain statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (together “CCEP” or the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks and uncertainties include but are not limited to those set forth in the “Risk Factors” section of the 2017 Annual Report on Form 20-F, including the statements under the following headings: Risks Relating to Consumer Preferences and the Health Impact of Soft Drinks; Risks Relating to Legal and Regulatory Intervention (such as the impact of sugar taxes being implemented in a number of countries in 2018 and the development of regulations regarding packaging); Risks Relating to Business Integration and Synergy Savings; Risks Relating to Cyber and Social Engineering Attacks; Risks Relating to the Market (such as customer consolidation); Risks Relating to Economic and Political Conditions (such as continuing developments in relation to the UK’s exit from the EU); Risks Relating to the Relationship with TCCC and Other Franchisors; Risks Relating to Product Quality (such as shortages of raw materials); and Other Risks.

Due to these risks and uncertainties, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in CCEP’s forward-looking statements. Additional risks and uncertainties that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s respective public statements may prove to be incorrect.

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Supplementary Financial Information - Income Statement
The following provides a summary reconciliation of CCEP’s reported and comparable results for the periods presented:

Second-Quarter 2018 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability		Comparable
	CCEP	Mark-to-market effects[1]	Restructuring Charges[2]	CCEP
Revenue	3,057	—	—	3,057
Cost of sales	1,850	5	(4)	1,851
Gross profit	1,207	(5)	4	1,206
Operating expenses	789	5	(48)	746
Operating profit	418	(10)	52	460
Total finance costs, net	24	—	—	24
Non-operating items	—	—	—	—
Profit before taxes	394	(10)	52	436
Taxes	101	(3)	11	109
Profit after taxes	293	(7)	41	327

Diluted earnings per share (€)	0.60	(0.01)	0.08	0.67

Diluted common shares outstanding				489

Second-Quarter 2017 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability				Comparable
	CCEP	Merger effects[4]	Mark-to-market effects[1]	Restructuring Charges[2]	Merger related costs[3]	CCEP
Revenue	3,054	(7)	—	—	—	3,047
Cost of sales	1,853	10	(9)	(2)	—	1,852
Gross profit	1,201	(17)	9	2	—	1,195
Operating expenses	785	(10)	(3)	(31)	(2)	739
Operating profit	416	(7)	12	33	2	456
Total finance costs, net	27	—	—	—	—	27
Non-operating items	—	—	—	—	—	—
Profit before taxes	389	(7)	12	33	2	429
Taxes	91	(1)	2	13	1	106
Profit after taxes	298	(6)	10	20	1	323

Diluted earnings per share (€)	0.61	(0.01)	0.02	0.04	—	0.66

Diluted common shares outstanding						489
___________________________

[1]	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

[2]	Amounts represent restructuring charges related to business transformation activities.

[3]	Amounts represent costs associated with the Merger to form CCEP.

[4]	Adjustments to reflect final acquisition accounting related adjustments and associated impacts.

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First Six Months 2018 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability		Comparable
	CCEP	Mark-to-market effects[1]	Restructuring Charges[2]	CCEP
Revenue	5,435	—	—	5,435
Cost of sales	3,341	(3)	(25)	3,313
Gross profit	2,094	3	25	2,122
Operating expenses	1,489	5	(71)	1,423
Operating profit	605	(2)	96	699
Total finance costs, net	45	—	—	45
Non-operating items	—	—	—	—
Profit before taxes	560	(2)	96	654
Taxes	143	(1)	23	165
Profit after taxes	417	(1)	73	489

Diluted earnings per share (€)	0.85	—	0.15	1.00

Diluted common shares outstanding				489

First Six Months 2017 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability				Comparable
	CCEP	Merger effects[4]	Mark-to-market effects[1]	Restructuring Charges[2]	Merger related costs[3]	CCEP
Revenue	5,436	(7)	—	—	—	5,429
Cost of sales	3,321	33	2	(5)	—	3,351
Gross profit	2,115	(40)	(2)	5	—	2,078
Operating expenses	1,480	(14)	(5)	(48)	(3)	1,410
Operating profit	635	(26)	3	53	3	668
Total finance costs, net	51	—	—	—	—	51
Non-operating items	—	—	—	—	—	—
Profit before taxes	584	(26)	3	53	3	617
Taxes	139	(6)	—	20	1	154
Profit after taxes	445	(20)	3	33	2	463

Diluted earnings per share (€)	0.91	(0.04)	0.01	0.07	—	0.95

Diluted common shares outstanding						488
___________________________

[1] Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.
[2] Amounts represent restructuring charges related to business transformation activities.
[3] Amounts represent costs associated with the Merger to form CCEP.
[4] Adjustments to reflect final acquisition accounting related adjustments and associated impacts.

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Supplemental Financial Information - Revenue

Revenue In millions of €, except per case data which is calculated prior to rounding	Second-Quarter Ended			Six Months Ended
	29 June 2018	30 June 2017	% Change	29 June 2018	30 June 2017	% Change
As reported	3,057	3,054	—%	5,435	5,436	—%
Adjust: Total items impacting comparability	—	(7)	0.5%	—	(7)	—%
Comparable[1]	3,057	3,047	0.5%	5,435	5,429	—%
Adjust: Impact of fx changes	20	n/a	(0.5)%	44	n/a	(1.0)%
Comparable & fx-neutral	3,077	3,047	1.0%	5,479	5,429	1.0%

Revenue per unit case[2]	4.70	4.43	6.0%	4.61	4.40	5.0%
___________________________

[1]
The change in revenue includes the impact of 2018 incremental sugar and excise taxes in Belgium, Great Britain and Norway of 2.5% and 1.5% for the second quarter and six months ended 29 June 2018, respectively.

[2]
The change in revenue per unit case includes the impact of 2018 incremental sugar and excise taxes in Belgium, Great Britain and Norway of 2.5% and 1.5% for the second quarter and six months ended 29 June 2018, respectively.

Revenue by Geography Comparable	Second-Quarter Ended			Six Months Ended
	29 June 2018	30 June 2017	Revenue % Change	29 June 2018	30 June 2017	Revenue % Change
	% of Total	% of Total		% of Total	% of Total
Spain/Portugal/Andorra[1]	22.5%	24.0%	(6.0)%	22.5%	23.0%	(4.0)%
Germany	20.5%	20.0%	4.5%	20.5%	20.0%	3.0%
Great Britain	19.0%	18.0%	6.5%	19.0%	18.0%	5.0%
France/Monaco	15.5%	17.0%	(9.5)%	16.0%	17.5%	(7.5)%
Belgium/Luxembourg/Netherlands	14.0%	13.5%	6.0%	14.0%	13.5%	4.0%
Norway	4.0%	3.5%	14.0%	3.5%	3.5%	4.5%
Sweden	3.5%	3.0%	6.0%	3.5%	3.5%	4.0%
Iceland	1.0%	1.0%	(7.5)%	1.0%	1.0%	(8.0)%
Total	100.0%	100.0%	0.5%	100.0%	100.0%	—%
___________________________

[1]	Spain/Portugal/Andorra is also referred to as Iberia.

Comparable Volume - Selling Day Shift In millions of unit cases, prior period volume recast using current year selling days[1]	Second-Quarter Ended			Six Months Ended
	29 June 2018	30 June 2017	% Change	29 June 2018	30 June 2017	% Change
Volume	655	687	(4.5)%	1,188	1,233	(3.5)%
Impact of selling day shift	n/a	n/a	—%	n/a	n/a	—%
Comparable volume - Selling Day Shift adjusted	655	687	(4.5)%	1,188	1,233	(3.5)%
___________________________

[1]	A unit case equals approximately 5.678 litres or 24 8-ounce servings, a typical volume measure used in our industry.

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Comparable Volume by Brand Category Adjusted for selling day shift	Second-Quarter Ended			Six Months Ended
	29 June 2018	30 June 2017	Volume % Change	29 June 2018	30 June 2017	% Change
	% of Total	% of Total		% of Total	% of Total
Sparkling	85.0%	84.5%	(4.0)%	85.5%	85.0%	(2.5)%
Coca-Cola Trademark	62.0%	62.5%	(5.5)%	63.5%	63.5%	(4.0)%
Sparkling Flavours and Energy	23.0%	22.0%	—%	22.0%	21.0%	0.5%
Stills	15.0%	15.5%	(9.5)%	14.5%	15.0%	(9.0)%
Juice, Isotonics and Other	7.5%	8.0%	(10.5)%	7.5%	8.0%	(9.5)%
Water	7.5%	7.5%	(8.0)%	7.0%	7.5%	(9.0)%
Total	100.0%	100.0%	(4.5)%	100.0%	100.0%	(3.5)%

Supplemental Financial Information - Cost of Sales and Operating Expenses

Cost of Sales In millions of €, except per case data which is calculated prior to rounding	Second-Quarter Ended			Six Months Ended
	29 June 2018	30 June 2017	% Change	29 June 2018	30 June 2017	% Change
As reported	1,850	1,853	—%	3,341	3,321	0.5%
Adjust: Total items impacting comparability	1	(1)	—%	(28)	30	(1.5)%
Comparable[1]	1,851	1,852	—%	3,313	3,351	(1.0)%
Adjust: Impact of fx changes	13	n/a	(0.5)%	28	n/a	(0.5)%
Comparable & fx-neutral	1,864	1,852	0.5%	3,341	3,351	(0.5)%

Cost of sales per unit case[2]	2.85	2.69	5.5%	2.81	2.72	3.5%
___________________________

[1]
The change in cost of sales includes the impact of 2018 incremental sugar and excise taxes in Belgium, Great Britain and Norway of 4.5% and 2.5% for the second quarter and six months ended 29 June 2018, respectively.

[2]
The change in cost of sales per unit case includes the impact of 2018 incremental sugar and excise taxes in Belgium, Great Britain and Norway of 4.5% and 2.5% for the second quarter and six months ended 29 June 2018, respectively.

Operating Expenses In millions of €	Second-Quarter Ended			Six Months Ended
	29 June 2018	30 June 2017	% Change	29 June 2018	30 June 2017	% Change
As reported	789	785	0.5%	1,489	1,480	0.5%
Adjust: Total items impacting comparability	(43)	(46)	0.5%	(66)	(70)	0.5%
Comparable	746	739	1.0%	1,423	1,410	1.0%
Adjust: Impact of fx changes	5	n/a	(0.5)%	13	n/a	(1.0)%
Comparable & fx-neutral	751	739	1.5%	1,436	1,410	2.0%
___________________________

Supplemental Financial Information - Free Cash Flow

Free Cash Flow[1] In millions of €	Six Months Ended
	29 June 2018	30 June 2017
Net cash flows from operating activities	621	470
Add: Proceeds from sales of property, plant and equipment	3	12
Less: Purchases of property, plant and equipment	(207)	(198)
Less: Purchases of capitalised software	(13)	(7)
Less: Interest paid, net	(61)	(55)
Free Cash Flow	343	222
___________________________

[1]	Free cash flow is defined as net cash flows from operations, less capital expenditures and interest paid, plus proceeds from capital disposals.

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Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at	Credit Ratings As of 8 August 2018
	29 June 2018		Moody’s	Standard & Poor’s
Total borrowings	5,684	Long-term rating	A3	BBB+
Add: fx impact of non-EUR borrowings	40	Outlook	Stable	Stable
Adjusted total borrowings	5,724
Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Less: cash and cash equivalents	368
Net debt	5,356

Supplemental Financial Information - Financial Position

Statement of Financial Position In millions of €	As at
	29 June 2018	31 December 2017	30 June 2017
Non-current assets	14,824	14,880	15,010
Current assets	3,795	3,314	3,828
Total assets	18,619	18,194	18,838
Non-current liabilities	8,069	8,222	8,122
Current liabilities	3,720	3,287	4,136
Total liabilities	11,789	11,509	12,258
Total equity	6,830	6,685	6,580
Total equity and liabilities	18,619	18,194	18,838

29 June 2018 vs 31 December 2017

Total non-current assets decreased €56 million, or 0.4 percent, from €14.9 billion at 31 December 2017 to €14.8 billion at 29 June 2018. These movements were primarily due to depreciation and amortisation charges of €253 million partially offset by capital additions of €202 million.

Total current assets increased €481 million, or 14.5 percent, from €3.3 billion at 31 December 2017 to €3.8 billion at 29 June 2018. This change was mainly driven by inventories and trade accounts receivable increasing by €165 million and €234 million, respectively, primarily as a result of seasonality effects.

Total non-current liabilities decreased by €153 million, or 1.9 percent, from €8.2 billion at 31 December 2017 to €8.1 billion at 29 June 2018, primarily driven by the reclassification of €200 million of borrowings to current liabilities.

Total current liabilities increased €433 million, or 13.2 percent, from €3.3 billion from 31 December 2017 to €3.7 billion at 29 June 2018, primarily due to the €200 million term loan borrowing reclassification to current liabilities, €55 million net reduction of restructuring provisions driven by utilisation offset by additional programs and an increase in trade and other payables of €281 million primarily driven by seasonality effects.

29 June 2018 vs 30 June 2017

Total non-current assets decreased €186 million, or 1.2 percent, from €15.0 billion at 30 June 2017 to €14.8 billion at 29 June 2018,. This change was driven by a decrease of €193 million in deferred tax assets mainly related to US tax law changes enacted in December 2017.

Total current assets decreased €33 million, or 0.9 percent, from €3,828 million at 30 June 2017 to €3,795 million at 29 June 2018, driven by decreases of €185 million in trade accounts receivables offset by an increase of €62 million in cash and cash equivalents from working capital initiatives, as well as an increase of €69 million in other current assets, primarily related to VAT receivables.

Total non-current liabilities decreased by €53 million, or 0.7 percent, from €8,122 million at 30 June 2017 to €8,069 million at 29 June 2018. This change was mainly driven by a reduction of €116 million in employee benefit liabilities due to the actual return on underlying assets

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exceeding actuarial estimates in 2017, offset by an increase in our derivative liabilities of €39 million primarily relating to foreign currency hedges on long-term debt.

Total current liabilities decreased by €416 million, or 10.1 percent, from €4.1 billion at 30 June 2017 to €3.7 billion at 29 June 2018. This change was primarily driven by the repayment of €300 million Eurobond notes in November 2017 and €500 million floating rate notes in December 2017, offset by net commercial paper issuances of €172 million and working capital initiatives driving an increase in trade and other payables of €231 million.

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Principal Risks and Uncertainties
The Directors recognise that the Group’s risk management programme is essential to understand the nature, scope, potential likelihood and impact of enterprise-wide risks and to manage them effectively, responding appropriately to the changing risk profile of our operating environment. The Directors believe a strong risk culture with a clear risk management programme in CCEP will ensure well-informed business decisions are taken and risks are actively managed throughout the Group.
The following is a summary of the Group’s Principal Risks and Uncertainties that are included in our 2017 Annual Report:

•	Changing Consumer Preferences and the Health Impact of Soft Drinks

•	Legal and Regulatory Intervention

•	Business Integration and Synergy Savings

•	Cyber and Social Engineering Attacks

•	Market

•	Economic and Political Conditions

•	Relationship with The Coca-Cola Company (“TCCC”) and Other Franchisors

•	Product Quality
Our Principal Risks and Uncertainties have not changed materially in the first six months of 2018 and represent our Principal Risks and Uncertainties for the remaining six months of the year. For further details about our Principal Risks and Uncertainties please refer to pages 26 - 38 of our 2017 Annual Report.

Liquidity
Liquidity risk is actively managed to ensure we have sufficient funds to satisfy our commitments as they fall due. Our sources of capital include, but are not limited to, cash flows from operations, public and private issuances of debt securities and bank borrowings. We believe our operating cash flow, cash on hand and available short-term and long-term capital resources are sufficient to fund our working capital requirements, scheduled borrowing payments, interest payments, capital expenditures, benefit plan contributions, income tax obligations and dividends to shareholders. Counterparties and instruments used to hold cash and cash equivalents are continuously assessed, with a focus on preservation of capital and liquidity.
We have amounts available for borrowing under a €1.5 billion multi-currency credit facility with a syndicate of 10 banks. This credit facility matures in 2021 and is for general corporate purposes and supporting our working capital needs. Our current credit facility contains no financial covenants that would impact our liquidity or access to capital. As at 29 June 2018, we had no amounts drawn under this credit facility.

Capital Management
The primary objective of our capital management strategy is to ensure strong credit ratings and to maintain appropriate capital ratios in order to support our business and maximise shareholder value. Our credit ratings are periodically reviewed by rating agencies. Currently, our long-term ratings from Moody’s and Standard & Poor’s (S&P) are A3 and BBB+ respectively. The ratings outlook from Moody’s and S&P are stable. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. We regularly assess debt and equity capital levels against our stated policy for capital structure. Our capital structure is managed and, as appropriate, adjusted in light of changes in economic conditions and our financial policy.  See Note 7 of the Notes to the Condensed Consolidated Interim Financial Statements contained in this interim management report for more information regarding our borrowings.

Off balance sheet arrangements
The Group does not have any off-balance sheet arrangements, as defined by the U.S. Securities and Exchange Commission in Item 5.E of Form 20-F, that have or are reasonably likely to have a current or future effect on the Group's financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Related Parties
Related party disclosures are presented in Note 9 of the Notes to the Condensed Consolidated Interim Financial Statements contained in this interim management report.

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Share capital
The Articles of Association of the Company (the Articles) contain no upper limit on the authorised share capital of the Company. Subject to certain limitations under the Shareholders’ Agreement, the Board has the authority to offer, allot, grant options over or otherwise deal with or dispose of shares to such persons, at such times, for such consideration and upon such terms as the Board may decide, only if approved by ordinary resolution of our shareholders.
As of 29 June 2018, the Company had 486,108,000 ordinary shares of €0.01 each (Shares) issued and fully paid. As of 31 July 2018, the Company had 486,383,564 Shares issued and fully paid.
Under the Shareholders’ Agreement and the Articles, the Company is permitted to issue, or grant to any person rights to be issued, securities, in one or a series of related transactions, in each case representing 20% or more of our issued share capital, only if approved in advance by special resolution of our shareholders.
Pursuant to this authority, our shareholders have passed resolutions allowing a maximum of a further 337,339,859 Shares (as of 31 July 2018) to be allotted and issued, subject to the restrictions set out below:

1.
pursuant to a shareholder resolution passed on 26 May 2016, the Board is authorised to grant rights to subscribe for or to convert any security into, and/or allot and issue, Shares up to an aggregate maximum of 18,000,000 Shares in connection with the assumption or replacement by the Company of equity awards granted under certain Coca-Cola Enterprises, Inc. (CCE) legacy share plans, of which 4,045,604 have been issued as of 31 July 2018;

2.
pursuant to a shareholder resolution passed on 31 May 2018 regarding the authority to allot new Shares, the Board is authorised to allot Shares and to grant rights to subscribe for or convert any security into Shares:

a.	up to a nominal amount of €1,616,927.31 (representing 161,692,731 Shares; such amount to be reduced by any allotments or grants made under paragraph 2(b) below in excess of such sum); and

b.
comprising equity securities (as defined in the Companies Act) up to a nominal amount of €3,233,854.63 (representing 323,385,463 Shares; such amount to be reduced by any allotments or grants made under paragraph 2(a) above) in connection with an offer by way of a rights issue:

i.	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

ii.	to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

3.
pursuant to a shareholder resolution passed on 31 May 2018 regarding authority to disapply pre-emption rights, the Board is authorised to allot equity securities (as defined in the Companies Act) for cash under the authority given by the shareholder resolution described in paragraph 2 above and/or to sell Shares held by the Company as treasury shares for cash as if section 561 of the Companies Act did not apply to any such allotment or sale, such power to be limited:

a.
to the allotment of equity securities and sale of treasury shares in connection with an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under paragraph 2(b) above, by way of a rights issue only):

i.	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

ii.	to holders of other equity securities, as required by the rights of those securities, or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

b.
in the case of the authority granted under paragraph 2(a) above and/or in the case of any sale of treasury shares, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph 3(a) above) up to a nominal amount of €242,539.09 (representing 24,253,909 Shares).

Immediately prior to the Merger on 28 May 2016, there were 228,244,244 shares of $0.01 par value of CCE common stock issued and fully paid, which included net issuances of 908,456 related to share-based payment awards from 1 January 2016 through 27 May 2016. In connection with the Merger, all CCE shares were cancelled and replaced with Shares in CCEP. Additionally, CCEP issued 166,128,987 Shares to Olive Partners, S.A. (Olive Partners) and 87,950,640 Shares to European Refreshments (ER), Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG as consideration to acquire their bottling operations. Subsequent to the Merger, those of the 87,950,640 Shares held by Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG were transferred to ER. Also subsequent to the Merger, up to and including 29 June 2018, CCEP issued 3,784,129 additional Shares related to share-based payment awards. Between 30 June 2018 and 31 July 2018, CCEP issued 275,564 additional Shares related to share-based payment awards.

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Shares not representing capital
None.
Shares held by CCEP
We are not permitted under English law to hold our own Shares unless they are repurchased by us and held in treasury. Since the Merger, there have been no Share repurchases; however, at our 2018 AGM, our shareholders passed special resolutions which allow us to buy back our own Shares both on market and off market. During 2018, CCEP expects to continue to evaluate returning incremental cash to shareholders, which could include doing so via Share repurchases.
Share-based payment awards
The table below shows the share-based payment awards outstanding under each of the CCE Legacy Long-Term Incentive Plan (Legacy LTIP), the CCE 2010 Incentive Award Plan (2010 Plan) and the Long-Term Incentive Plan 2016 (CCEP LTIP) as at 29 June 2018 and 31 July 2018.

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Outstanding share-based payment awards

Plan	Date of award (dd/mm/yy)	Type of award(A)	Total number of Shares awarded to employees outstanding as at 29 June 2018	Total number of Shares awarded to employees outstanding as at 31 July 2018	Price per Share payable on exercise/ transfer ($)	Expiration date (dd/mm/yy)
Legacy LTIP	30/10/08	Option	264,708	35,303	5.09	30/10/18
	10/11/08	Option	5,739	5,739	5.24	10/11/18
	04/11/09	Option	1,048,451	1,048,451	9.89	04/11/19
	13/11/09	Option	11,929	11,929	10.46	13/11/19
2010 Plan	04/11/10	Option	683,180	683,180	18.40	04/11/20
	12/11/10	Option	12,311	12,311	18.80	12/05/20
	03/11/11	Option	867,063	823,614	19.68	03/11/21
	14/11/11	Option	18,373	18,373	19.82	14/05/21
	05/11/12	Option	1,029,389	1,027,061	23.21	05/11/22
	31/10/13	Option	2,860	2,860	31.46	15/05/20
	31/10/13	Option	827	827	31.46	22/11/20
	31/10/13	Option	1,150,541	1,150,159	31.46	31/10/23
	30/10/14	Option	143	143	32.51	31/05/19
	30/10/14	Option	3,566	3,566	32.51	15/05/20
	30/10/14	Option	923	923	32.51	22/11/20
	30/10/14	Option	1,343,996	1,342,920	32.51	30/10/24
	03/08/15	RSU	512	512	Nil	03/08/18
	02/11/15	RSU	39,000	39,000	Nil	12/10/18
	05/11/15	Option	1,195,618	1,195,618	39.00	05/11/25
	05/11/15	PSU	318,382	318,382	Nil	30/04/19
	05/11/15	RSU	100,702	100,702	Nil	05/11/18
CCEP LTIP	03/10/16	RSU	16,666	16,666	Nil	03/10/19
	01/12/16	RSU	16,667	16,667	Nil	03/10/20
	01/12/16	RSU	13,163	13,163	Nil	01/12/18
	01/12/16	RSU	13,165	13,165	Nil	01/12/19
	27/03/17	PSU	405,025	404,694	Nil	03/28/20
	27/03/17	RSU	97,252	96,921	Nil	28/03/20
	01/09/17	RSU	8,872	8,872	Nil	01/09/18
	01/09/17	RSU	8,874	8,874	Nil	01/09/19
	01/09/17	RSU	8,874	8,874	Nil	01/09/20
	12/03/18	PSU	330,607	330,256	Nil	13/03/21
	12/03/18	RSU	93,207	92,856	Nil	13/03/21
	15/06/18	PSU	794	794	Nil	27/03/20
	15/06/18	PSU	2,843	2,843	Nil	13/03/21
	15/06/18	RSU	4,132	4,132	Nil	30/04/19
	15/06/18	RSU	794	794	Nil	27/03/20
	15/06/18	RSU	2,857	2,857	Nil	27/04/20
	15/06/18	RSU	2,843	2,843	Nil	13/03/21
(A) PSU is Performance Share Unit. RSU is Restricted Share Unit.

.

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History of share capital
The table below sets forth the history of our share capital for the period from the Merger until 31 July 2018

Period	Nature of Share issuance	Number of Shares	Consideration	Cumulative balance of issued Shares at end of period
At Merger	Opening balance	482,323,871	N/A	482,323,871
Merger to 31 December 2016	Shares issued in connection with the exercise of stock options	459,148	Exercise price per Share ranging from $11.27 to $32.51	482,783,019
Merger to 31 December 2016	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	293,377	Nil	483,076,396
1 January to 31 December 2017	Shares issued in connection with the exercise of stock options	838,486	Exercise price per Share ranging from $5.09 to $32.51	483,914,882
1 January to 31 December 2017	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	671,546	Nil	484,586,428
1 January to 29 June 2018	Shares issued in connection with the exercise of stock options	944,823	Exercise price per Share ranging from $5.09 to $32.51	485,531,251
1 January to 29 June 2018	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	576,749	Nil	486,108,000
30 June to 31 July 2018	Shares issued in connection with the exercise of stock options	275,564	Exercise price per Share ranging from $5.09 to $31.46	486,383,564
30 June to 31 July 2018	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	Nil	Nil	486,383,564
High and low Share prices
The table below shows the high and low prices of the Company’s Shares taken directly from Euronext Amsterdam and the NYSE.

	Euronext Amsterdam		NYSE
Period	High (€)	Low (€)	High ($)	Low ($)
Annually
2018 (1 Jan to 31 Jul)	€36.24	€29.86	$42.335	$36.17
2017	€38.94	€29.715	$44.75	$31.09
2016 (28 May to 31 Dec)	€36.55	€28.75	$41.285	$30.55
Quarterly
Q3 2018 (30 Jun to 31 Jul)	€36.24	€34.48	$42.335	$40.15
Q2 2018	€35.32	€31.72	$42.21	$37.38
Q1 2018	€34.06	€29.86	$42.13	$36.17
Q4 2017	€35.995	€31.985	$42.26	$37.40
Q3 2017	€38.94	€33.78	$44.75	$40.15
Q2 2017	€37.60	€34.05	$41.56	$36.93
Q1 2017	€35.49	€29.715	$38.235	$31.09
Q4 2016	€35.94	€28.75	$40.01	$30.55
Q3 2016	€36.48	€30.92	$41.285	$34.22
Q2 2016 (28 May to 30 Jun)	€36.55	€30.42	$40.3455	$33.67
Monthly
July 2018	€36.24	€34.48	$42.335	$40.15
June 2018	€35.32	€32.00	$40.7133	$37.73
May 2018	€33.00	€31.76	$39.12	$37.38
April 2018	€34.32	€31.72	$42.21	$39.15
March 2018	€34.06	€30.54	$42.13	$37.43
February 2018	€33.00	€29.86	$40.06	$36.17
January 2018	€33.14	€31.26	$41.13	$38.30

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Coca-Cola European Partners plc
Condensed Consolidated Interim Income Statement (Unaudited)

		Second Quarter Ended		Six Months Ended
		29 June 2018	30 June 2017	29 June 2018	30 June 2017
	Note	€ million	€ million	€ million	€ million
Revenue	2	3,057	3,054	5,435	5,436
Cost of sales		(1,850)	(1,853)	(3,341)	(3,321)
Gross profit		1,207	1,201	2,094	2,115
Selling and distribution expenses		(565)	(553)	(1,070)	(1,047)
Administrative expenses		(224)	(232)	(419)	(433)
Operating profit		418	416	605	635
Finance income		10	11	23	25
Finance costs		(34)	(38)	(68)	(76)
Total finance costs, net		(24)	(27)	(45)	(51)
Non-operating items		—	—	—	—
Profit before taxes		394	389	560	584
Taxes		(101)	(91)	(143)	(139)
Profit after taxes		293	298	417	445

Basic earnings per share (€)	3	0.60	0.61	0.86	0.92
Diluted earnings per share (€)	3	0.60	0.61	0.85	0.91

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

	Second Quarter Ended		Six Months Ended
	29 June 2018	30 June 2017	29 June 2018	30 June 2017
	€ million	€ million	€ million	€ million
Profit after taxes	293	298	417	445
Components of other comprehensive income (loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net	(28)	(73)	(11)	(77)
Tax effect	—	—	—	—
Foreign currency translation	(28)	(73)	(11)	(77)
Cash flow hedges:
Pretax activity, net	6	9	(8)	13
Tax effect	(1)	(1)	1	(2)
Cash flow hedges, net of tax	5	8	(7)	11
Other comprehensive loss for the period, net of tax	(23)	(65)	(18)	(66)
Comprehensive income for the period	270	233	399	379

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Financial Position (Unaudited)

		29 June 2018	31 December 2017	30 June 2017
	Note	€ million	€ million	€ million
ASSETS
Non-current:
Intangible assets	4	8,363	8,384	8,400
Goodwill	4	2,521	2,520	2,522
Property, plant and equipment	5	3,793	3,837	3,768
Non-current derivative assets		7	2	2
Deferred tax assets		62	56	255
Other non-current assets		78	81	63
Total non-current assets		14,824	14,880	15,010
Current:
Current derivative assets		22	20	17
Current tax assets		26	25	29
Inventories		815	650	802
Amounts receivable from related parties	9	101	75	95
Trade accounts receivable		1,966	1,732	2,151
Other current assets		497	452	428
Cash and cash equivalents		368	360	306
Total current assets		3,795	3,314	3,828
Total assets		18,619	18,194	18,838
LIABILITIES
Non-current:
Borrowings, less current portion	7	5,289	5,474	5,274
Employee benefit liabilities		150	162	266
Non-current provisions	11	67	48	49
Non-current derivative liabilities		77	93	38
Deferred tax liabilities		2,253	2,237	2,289
Other non-current liabilities		233	208	206
Total non-current liabilities		8,069	8,222	8,122
Current:
Current portion of borrowings	7	395	274	1,075
Current portion of employee benefit liabilities		20	21	23
Current provisions	11	139	194	143
Current derivative liabilities		3	1	6
Current tax liabilities		114	86	102
Amounts payable to related parties	9	235	178	204
Trade and other payables		2,814	2,533	2,583
Total current liabilities		3,720	3,287	4,136
Total liabilities		11,789	11,509	12,258
EQUITY
Share capital		5	5	5
Share premium		135	127	124
Merger reserves		287	287	287
Other reserves		(521)	(503)	(485)
Retained earnings		6,924	6,769	6,649
Total equity		6,830	6,685	6,580
Total equity and liabilities		18,619	18,194	18,838

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

		Six Months Ended
		29 June 2018	30 June 2017
	Note	€ million	€ million
Cash flows from operating activities:
Profit before taxes		560	584
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	5	229	220
Amortisation of intangible assets	4	24	29
Share-based payment expense		7	7
Finance costs, net		45	51
Income taxes paid		(92)	(79)
Changes in assets and liabilities:
Decrease/(increase) in trade accounts receivable		(234)	(310)
Decrease/(increase) in inventories		(166)	(130)
Increase/(decrease) in trade and other payables		315	237
Increase/(decrease) in provisions		(36)	(116)
Change in other operating assets and liabilities		(31)	(23)
Net cash flows from operating activities		621	470
Cash flows from investing activities:
Purchases of property, plant and equipment		(207)	(198)
Purchases of capitalised software		(13)	(7)
Proceeds from sales of property, plant and equipment		3	12
Net cash flows used in investing activities		(217)	(193)
Cash flows from financing activities:
Changes in short-term borrowings		(78)	—
Repayments on third party borrowings		(10)	(19)
Interest paid, net		(61)	(55)
Dividends paid		(252)	(286)
Exercise of employee share options		8	10
Other financing activities, net		(2)	(1)
Net cash flows used in financing activities		(395)	(351)
Net change in cash and cash equivalents		9	(74)
Net effect of currency exchange rate changes on cash and cash equivalents		(1)	(6)
Cash and cash equivalents at beginning of period		360	386
Cash and cash equivalents at end of period		368	306

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

		Share capital	Share premium	Merger reserves	Other reserves	Retained earnings	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2016		5	114	287	(419)	6,474	6,461
Profit after taxes		—	—	—	—	445	445
Other comprehensive income / (expense)		—	—	—	(66)	—	(66)
Total comprehensive income		—	—	—	(66)	445	379
Issuances of shares		—	10	—	—	—	10
Equity-settled share-based payment expense		—	—	—	—	5	5
Share-based payment tax benefits		—	—	—	—	12	12
Dividends		—	—	—	—	(287)	(287)
Balance as at 30 June 2017		5	124	287	(485)	6,649	6,580

Balance as at 31 December 2017		5	127	287	(503)	6,769	6,685
Profit after taxes		—	—	—	—	417	417
Other comprehensive income / (expense)		—	—	—	(18)	—	(18)
Total comprehensive income		—	—	—	(18)	417	399
Issuances of shares		—	8	—	—	—	8
Equity-settled share-based payment expense		—	—	—	—	7	7
Share-based payment tax benefits		—	—	—	—	(16)	(16)
Dividends	8	—	—	—	—	(253)	(253)
Balance as at 29 June 2018		5	135	287	(521)	6,924	6,830

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Notes to the Consolidated Interim Financial Statements
Note 1
GENERAL INFORMATION AND BASIS OF PREPARATION
Coca-Cola European Partners plc (the Company) and its subsidiaries (together CCEP, the Group) are a leading consumer goods group in Western Europe, selling, making and distributing an extensive range of ready-to-drink beverages. The Group is the world’s largest independent Coca-Cola bottler based on revenue. CCEP serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. CCEP was incorporated as a public company limited by shares under the laws of England and Wales with the registered number in England of 09717350. The Group’s shares are listed and traded on Euronext Amsterdam, the New York Stock Exchange, Euronext London and the Spanish Stock Exchange. The address of the Company’s registered office is Coca-Cola European Partners plc, Pemberton House, Bakers Road, Uxbridge, Middlesex UB8 1EZ, United Kingdom.
CCEP operates in the highly competitive beverage industry and faces strong competition from other general and speciality beverage companies. The Group’s financial results are affected by a number of factors, including, but not limited to, consumer preferences, cost to manufacture and distribute products, foreign currency exchange rates, general economic conditions, local and national laws and regulations, raw material availability and weather patterns.
These condensed consolidated interim financial statements do not constitute statutory accounts as defined by Section 434 of the Companies Act 2006. They have been reviewed but not audited by the Group’s auditor, unless otherwise stated. The statutory accounts for the Company for the year ended 31 December 2017, which were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union and in accordance with the provisions of the Companies Act 2006, have been delivered to the Registrar of Companies. The auditor’s opinion on those accounts was unqualified and did not contain a statement made under section 498 (2) or (3) of the Companies Act 2006.

The condensed consolidated interim financial statements of the Group for the six months ended 29 June 2018 were approved and signed by Damian Gammell, Chief Executive Officer on 9 August 2018 having been duly authorised to do so by the Board of Directors.
Basis of Preparation and Accounting Policies
The condensed consolidated interim financial statements of the Group have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and International Accounting Standard 34, “Interim Financial Reporting” (IAS 34) and should be read in conjunction with our 2017 Consolidated Financial Statements. The 2017 Consolidated Financial Statements were prepared in accordance with IFRS as issued by the IASB, IFRS as adopted by the European Union and in accordance with the provisions of the Companies Act 2006.
The 2017 Consolidated Financial Statements include a full description of the Group’s accounting policies. The same accounting policies and methods of computation have been used as described in the 2017 Consolidated Financial Statements, with the exception of taxes on income and new and amended standards adopted by the Group, as set out below. Taxes on income in interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.
For consistent presentation, certain amounts within the changes in assets and liabilities line on the Condensed Consolidated Interim Statement of Cash Flows for the six months ending 30 June 2017 have been presented in line with current year classifications. There has been no change in our net cash flows from operating activities for the six months ended 30 June 2017.
New and amended standards adopted by the Group
A number of new standards became applicable for the current reporting period and the Group had to change its accounting policies as a result of adopting the following standards:

•	IFRS 15 Revenue from contracts with Customers; and

•	IFRS 9 Financial Instruments
The impact of the adoption of these standards on the Group’s condensed consolidated interim financial statements is not considered material. The new accounting policies are disclosed below.
IFRS 15 Revenue from Contracts with Customers
IFRS 15 supersedes all revenue recognition requirements under IAS 18 Revenue and IAS 11 Construction contracts and applies to all revenue arising from contracts with customers, unless the contracts are within the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.
The standard was effective for the Group on 1 January 2018. The Group has adopted the standard on a modified retrospective basis.

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Revenue recognition
The revenue from the sale of our products is recognised at a point in time at which the control passes to a customer, when the product is delivered to or picked up by the end customer and, in the case of products sold via a full-service vending machine, revenue is recognised when the cash is collected from the vending machine. A receivable is recognised by the Group when products are delivered to a customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due.
Taxes on sugared soft drinks, excise taxes and taxes on packaging are typically recorded on a gross basis (i.e. included in revenue), as the Group is the principal in the arrangement. Value added taxes are recorded on a net basis (i.e. excluded from revenue).
No element of financing is deemed present as the sales are made with a credit term not exceeding 30-60 days, which is consistent with market practice.
Deductions from revenue
The Group participates in various promotional programmes with customers designed to increase the sale of products. Among the programmes are arrangements under which rebates, refunds, price concessions or similar items can be earned by customers for attaining agreed-upon sales levels, or for participating in specific marketing programmes. Those promotional programs do not give rise to a separate performance obligation. Where the consideration the Group is entitled to varies because of such programmes, the amount payable is deemed to be variable consideration. Management makes estimates on an ongoing basis for each individual promotion to assess the value of the variable consideration. The related accruals are recognised as a deduction from revenue and are not considered distinct from the sale of products to the customer.
Variable consideration is only included to the extent that it is highly probable that the inclusion will not result in a significant revenue reversal in the future.
Shipping and handling costs
Shipping and handling costs related to the movement of finished goods from the Group’s manufacturing locations to the Group’s sales and distribution centres are included in cost of sales. Shipping and handling costs incurred to move finished goods from sales distribution centres to customer locations are included in selling and distribution expenses. Customers do not pay separately for shipping and handling costs.
IFRS 9 Financial Instruments
IFRS 9 Financial Instruments has been developed by the International Accounting Standards Board (IASB) to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is effective for annual periods beginning on or after 1 January 2018 and was applied prospectively. The adoption impact of IFRS 9 is not considered material to the Group’s condensed consolidated interim financial statements.
Classification and measurement
As part of the IFRS 9 transition, there was no material change in the measurement or classification of assets or liabilities in the Group’s condensed consolidated interim financial statements.
Impairment of financial assets
The expected credit loss model required under IFRS 9 primarily impacts the Group’s trade receivables. The simplified approach permitted under IFRS 9 is applied across the Group to measure expected credit losses using a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. This approach is substantially similar to the reserving methodology applied in the 2017 Consolidated Financial Statements and the impact is not considered material.
Hedge accounting
Based on the Group's pre-existing hedging activities and risk management strategies, as detailed within the 2017 Consolidated Financial Statements, the adoption of IFRS 9 did not have a material impact on hedge accounting activities within the Group. The new hedge accounting rules align the accounting for hedging instruments more closely with the group’s risk management practices. Under the new standard, more hedge relationships will be eligible for hedge accounting, as the standard introduces a more principles-based approach such as critical terms assessment. The Group’s current hedge relationships qualified as continuing hedges upon the adoption of IFRS 9. In addition, the Group intends to designate more of its commodity exposure in accordance with our risk policy. The decision regarding whether or not to designate a hedge for hedge accounting is made by management considering the size, purpose and tenure of the hedge, as well as the anticipated ability to demonstrate and test the economic relationship.

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IFRS 16 Leases
In January 2016, the IASB issued IFRS 16 Leases. The new standard supersedes IAS 17 Leases. The objective of IFRS 16 is to ensure a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. IFRS 16 allows either a full retrospective or a modified retrospective application.
The Group currently expect to adopt IFRS 16 using the modified retrospective approach. The quantitative impact of IFRS 16 on the Group’s net assets and results is being assessed and will be quantified closer to the date of adoption.
IFRS 16 is expected to have a material impact on the balance sheet as both assets and liabilities will increase, and is also expected to have a material impact on key components of the income statement because operating lease rental charges will be replaced by depreciation and finance costs.
Reporting periods
Results are presented for the interim period from 1 January 2018 to 29 June 2018.
The Group’s financial year ends on 31 December. For interim half-yearly reporting convenience, the first six month period closes on the Friday closest to the end of the interim calendar period. There was the same number of selling days in the six months ended 29 June 2018 versus the six months ended 30 June 2017, and there will be one more selling day in the second six months of 2018 and the second six months of 2017 (based upon a standard five-day selling week).
The following table summarises the number of selling days by quarter, for the years ended 31 December 2018 and 31 December 2017 (based on a standard five-day selling week):

	Quarter 1	Quarter 2	Half year	Quarter 3	Quarter 4	Full year
2018	65	65	130	65	66	261
2017	65	65	130	65	65	260
Change	0	0	0	0	1	1
Trading seasonality
Operating results for the first half of 2018 may not be indicative of the results expected for the year ending 31 December 2018 as sales of the Group’s products are seasonal, with the second and third quarters accounting for higher unit sales of the Group’s products than the first and fourth quarters. The seasonality of the Group’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Group’s results for the first half of the year. Additionally, year-over-year shifts in holidays, selling days and weather patterns can impact the Group’s results on an annual or half-yearly basis.
Exchange rates
The Group’s reporting currency is the Euro. CCEP translates the income statements of non-Euro functional currency subsidiary operations to the Euro at average exchange rates and the balance sheets at the closing exchange rate as at the end of the period.
The principal exchange rates used for translation purposes in respect of one Euro were:

	Average for the Second Quarter Ended		Average for the Six Months Ended		Closing as at
	29 June 2018	30 June 2017	29 June 2018	30 June 2017	29 June 2018	31 December 2017	30 June 2017
UK Sterling	1.14	1.16	1.14	1.16	1.13	1.13	1.14
US Dollar	0.84	0.91	0.83	0.92	0.86	0.83	0.88
Norwegian Krone	0.10	0.11	0.10	0.11	0.11	0.10	0.10
Swedish Krone	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Icelandic Krone	0.01	0.01	0.01	0.01	0.01	0.01	0.01

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Note 2
OPERATING SEGMENT
The Group evaluates its segmental reporting under IFRS 8, “Operating Segments”. The Group derives its revenues through a single business activity, which is selling, making and distributing ready-to-drink beverages. The Group operates solely in developed markets in Western Europe and has a homogenous product portfolio across its geographic territories. Based on the governance structure of the Group, including decision-making authority and oversight, the Group has determined that the Board is its Chief Operating Decision Maker (CODM). The Board, as the CODM, allocates resources and evaluates performance at a consolidated level and, therefore, the Group has one operating segment.
Set out below is the disaggregation of the Group’s revenue from contracts with customers:

Revenue by Geography	Six Months Ended
	29 June 2018	30 June 2017
Spain/Portugal/Andorra	1,210	1,265
Germany	1,112	1,080
Great Britain	1,035	987
France/Monaco	874	943
Belgium/Luxembourg/Netherlands	763	732
Norway	212	203
Sweden	184	177
Iceland	45	49
Total revenue from contracts with customers	5,435	5,436

Note 3
EARNINGS PER SHARE
Basic earnings per share is calculated by dividing profit after taxes by the weighted average number of ordinary shares in issue and outstanding during the period. Diluted earnings per share is calculated in a similar manner, but includes the effect of dilutive securities, principally stock options and restricted share units. Share-based payment awards that are contingently issuable upon the achievement of a specified market and/or performance conditions are included in the diluted earnings per share calculation, based on the number of shares that would be issuable, if the end of the period was the end of the contingency period.
The following table summarises basic and diluted earnings per ordinary share calculations for the periods presented:

	Six Months Ended
	29 June 2018	30 June 2017
Profit after taxes attributable to equity shareholders (€ million)	417	445
Basic weighted average number of ordinary shares in issue (million)	485	484
Effect of dilutive potential ordinary shares (million)	4	4
Diluted weighted average number of ordinary shares in issue (million)	489	488
Basic earnings per share (€)	0.86	0.92
Diluted earnings per share (€)	0.85	0.91
As at 29 June 2018 and 30 June 2017, the Company had 486,108,000 and 484,270,231 shares in issue and outstanding, respectively.
For the six months ended 29 June 2018 and 30 June 2017, outstanding options to purchase 0.7 million shares and 1.2 million shares, respectively, were excluded from the diluted earnings per share calculation because the effect of including these options in the computation would have been antidilutive. The dilutive impact of the remaining options outstanding and unvested restricted share units was included in the effect of dilutive securities.

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Note 4
INTANGIBLE ASSETS AND GOODWILL
The following table summarises the movement in net book value for intangible assets and goodwill during the six months ended 29 June 2018:

	Intangible assets	Goodwill
	€ million	€ million
Net book value as at 31 December 2017	8,384	2,520
Additions - capitalised software	13	—
Amortisation expense	(24)	—
Currency translation adjustments	(10)	1
Net book value as at 29 June 2018	8,363	2,521

Note 5
PROPERTY, PLANT AND EQUIPMENT
The following table summarises the movement in net book value for property, plant and equipment during the six months ended 29 June 2018:

Total
€ million
Net book value as at 31 December 2017	3,837
Additions	189
Depreciation expense	(229)
Transfers and reclassifications	(2)
Currency translation adjustments	(2)
Net book value as at 29 June 2018	3,793

Note 6
FAIR VALUES AND FINANCIAL RISK MANAGEMENT
Fair Value Measurements
All assets and liabilities for which fair value is measured or disclosed in the condensed consolidated interim financial statements are categorised in the fair value hierarchy as described in our 2017 Consolidated Financial Statements.
The fair values of the Group’s cash and cash equivalents, trade accounts receivable, amounts receivable from related parties, trade and other payables and amounts payable to related parties approximate their carrying amounts due to their short-term nature.
The fair values of the Group’s borrowings are estimated based on borrowings with similar maturities and credit quality and current market interest rates. These are categorised in Level 2 of the fair value hierarchy as the Group uses certain pricing models and quoted prices for similar liabilities in active markets in assessing their fair values. The total fair value of borrowings as at 29 June 2018 and 31 December 2017, was €5.9 billion and €6.0 billion, respectively. This compared to the carrying value of total borrowings as at 29 June 2018 and 31 December 2017 of €5.7 billion and €5.7 billion, respectively. Refer to Note 7 for further details regarding the Group’s borrowings.
The Group’s derivative assets and liabilities are carried at fair value, which is determined using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument, taking into account credit risk. The fair value of our derivative contracts (including forwards, options, cross-currency swaps and interest rate swaps) are determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward and discount rates. The standard valuation model for the option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third-party resource. As at 29 June 2018 and 31 December 2017, the total value of derivative assets was €29 million and €22 million, respectively. As at 29 June 2018 and 31 December 2017, the total value of derivative liabilities was €80 million and €94 million, respectively.

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For assets and liabilities that are recognised in the condensed consolidated interim financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation at the end of each reporting period. There have been no transfers between Level 1 and Level 2 during the periods presented.
Financial Instruments Risk Management Objectives and Policies
The Group’s activities expose it to several financial risks including market risk, credit risk and liquidity risk. Financial risk activities are governed by appropriate policies and procedures to minimise the uncertainties these risks create on the Group’s future cash flows. Such policies are developed and approved by the Group’s Treasury and Commodities Risk Committee through the authority provided to it by the Directors. There have been no changes in the risk management policies since the year end.
Note 7
BORROWINGS AND FINANCE LEASES
Borrowings Outstanding
The following table summarises the Group’s borrowings as at the dates presented:

	29 June 2018	31 December 2017
	€ million	€ million
Non-current:
€350 million 2.00% Notes 2019	348	348
US$525 million 3.50% Notes 2020	447	436
US$250 million 3.25% Notes 2021	212	206
US$300 million 4.50% Notes 2021	256	249
€350 million Floating Rate Note 2021	350	351
€700 million 0.75% Notes 2022	697	697
€350 million 2.63% Notes 2023	347	348
€500 million 1.13% Notes 2024	495	495
€350 million 2.38% Notes 2025	346	347
€250 million 2.75% Notes 2026	248	248
€500 million 1.75% Notes 2028	492	492
€500 million 1.88% Notes 2030	495	496
€1 billion term loan 2018-2021	499	698
Finance lease obligations(A)	57	63
Total non-current borrowings	5,289	5,474

Current:
€1 billion term loan 2018-2021(D)	200	—
EUR commercial paper(B)	95	250
USD commercial paper(C)	77	—
Finance lease obligations(A)	23	24
Total current borrowings	395	274
___________________________

(A)	These amounts represent the present values of the Group’s minimum finance lease obligations.

(B)	As of 29 June 2018, the Group had €95 million of EUR denominated commercial paper outstanding, due July 2018.

(C)	As of 29 June 2018, the Group had €77 million of USD denominated commercial paper outstanding, due July 2018.

(D)	As of 29 June 2018, the Group had €200 million tranche of the €1 billion term loan 2018-2021 due May 2019.
Note 8
EQUITY
Share Capital
As at 29 June 2018, the Company had 486,108,000 fully paid ordinary shares of €0.01 each in issue. Shares in issue have one voting right each and no restrictions related to dividends or return of capital.

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Dividends
During the six months ended 29 June 2018, the Company’s dividends totalled €253 million made up of two dividend payments, each based on a dividend rate of €0.26 per share.
Note 9
RELATED PARTY TRANSACTIONS
For the purpose of these condensed consolidated interim financial statements, transactions with related parties mainly comprise transactions between subsidiaries of the Group and the related parties of the Group.
Transactions with TCCC
TCCC exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. As at 29 June 2018, 18 percent of the total outstanding ordinary shares in the Group were owned by European Refreshments, a wholly owned subsidiary of TCCC. The Group is a key bottler of TCCC products and has entered into bottling agreements with TCCC to sell, make and distribute products of TCCC in the Group’s territories. The Group purchases concentrate from TCCC and also receives marketing funding to help promote the sale of TCCC products. Bottling agreements with TCCC for each of the Group’s territories extend through 28 May 2026, with terms of 10 years, with each containing the right for the Group to request a 10-year renewal. Additionally, two of the Group’s 17 Directors were nominated by, and are employees of, TCCC.
The principal transactions with TCCC are for the purchase of concentrate, syrup and finished product. The following table summarises the transactions with TCCC that directly impacted the Condensed Consolidated Interim Income Statement for the periods presented:

	Six Months Ended
	29 June 2018	30 June 2017
	€ million	€ million
Amounts affecting revenue	29	28
Amounts affecting cost of sales	(1,429)	(1,484)
Amounts affecting operating expenses	2	(5)
Total net amount affecting the Consolidated Income Statement	(1,398)	(1,461)
The following table summarises the transactions with TCCC that impacted the Consolidated Statement of Financial Position as at the dates presented:

	29 June 2018	31 December 2017
	€ million	€ million
Amount due from TCCC	97	71
Amount payable to TCCC	210	162
Transactions with Cobega companies
Cobega exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. Cobega S.A. indirectly owned 19 percent of the total outstanding ordinary shares of the Group as at 29 June 2018 through its ownership interest in Olive Partners S.A. Additionally, five of the Group’s 17 Directors, including the Chairman, were nominated by Olive Partners S.A., three of whom are affiliated with Cobega S.A.
The principal transactions with Cobega are for the purchase of juice concentrate and mineral water. The following table summarises the transactions with Cobega that directly impacted the Condensed Consolidated Interim Income Statement for the periods presented:

	Six Months Ended
	29 June 2018	30 June 2017
	€ million	€ million
Amounts affecting revenues	—	2
Amounts affecting cost of sales	(39)	(38)
Amounts affecting operating expenses	(7)	(9)
Total net amount affecting the Consolidated Income Statement	(46)	(45)

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The following table summarises the transactions with Cobega that impacted the Consolidated Statement of Financial Position as at the dates presented:

	29 June 2018	31 December 2017
	€ million	€ million
Amount due from Cobega	4	4
Amount payable to Cobega	25	16
There are no significant transactions with other related parties in the periods presented.
Note 10
TAXES
The same accounting policies and methods of computation have been used as described in the 2017 Consolidated Financial Statements, with the exception of taxes on income. Taxes on income in interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.
The effective tax rate was 26 percent and 24 percent for the six months ended 29 June 2018 and 30 June 2017, respectively, and 41 percent and 24 percent for the year ended 31 December 2017 and 31 December 2016, respectively.
Tax Provisions
The Group is routinely under audit by taxing authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate.
The Group maintains provisions for uncertainty relating to tax matters that it believes appropriately reflect its risk, the carrying amount of which as at 29 June 2018 is included in other non-current liabilities on the Statement of Financial Position. The Group reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax matters, it is possible that at some future date, liabilities resulting from audits or litigations could vary significantly from the Group’s provisions.

The Group recorded a non-recurring provisional book tax expense of €320 million in the fourth quarter of 2017 based on the applicable provisions of the Tax Cuts and Jobs Act 2017 (the “US Tax Act”). The Group is in the process of evaluating further guidance and clarifications that have been issued and will be completing its assessment in the second half of 2018. The Group has not recorded any adjustments to the provisional book tax expense that was recorded in the fourth quarter of 2017.

Note 11
PROVISIONS, COMMITMENTS AND CONTINGENCIES
The following table summarises the movement of provisions for the periods presented:

	Restructuring Provision	Other Provisions(A)	Total
	€ million	€ million	€ million
Balance as at 31 December 2017	216	26	242
Charged/(credited) to profit or loss:
Additional provisions recognised	74	—	74
Unused amounts reversed	(8)	—	(8)
Utilised during the period	(101)	(1)	(102)
Balance as at 29 June 2018	181	25	206
______________________

(A)	Other provisions primarily relate to decommissioning provisions, property tax assessment provisions and legal reserves and are not considered material to these financial statements.

During the six months ended 29 June 2018, the Group recorded provisions totalling €74 million in connection with restructuring activities. The restructuring activities were related to the CCEP Integration and Synergy programme, supply chain site consolidation in Great Britain and other restructuring programmes.

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Commitments
There have been no significant changes in commitments since 31 December 2017. Refer to Note 21 of the 2017 Consolidated Financial Statements for further details about the Group’s commitments.
Contingencies
There have been no significant changes in contingencies since 31 December 2017. Refer to Note 21 of the 2017 Consolidated Financial Statements for further details about the Group’s commitments.
Note 12
EVENTS AFTER THE REPORTING PERIOD
On 27 July 2018, the Group made an early repayment of €100 million on the €200 million tranche of the term loan due May 2019.
On 31 July 2018, the CCEP Board of Directors declared a regular quarterly dividend of €0.26 per share. The dividend is payable 6 September 2018 to those shareholders of record on 22 August 2018.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: 9 August 2018	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer